

February 28, 2011

Charles M. Brown
President and Chief Executive Officer
Flow International Corporation
23500 — 64th Avenue South
Kent, Washington 98032

     Re: **Flow International Corporation**
                Form 10-K For the Fiscal Year Ended April 30, 2010
                Filed July 2, 2010
                Definitive Proxy Statement on Schedule 14A
                Filed August 10, 2010
                File No. 001-34443

Dear Mr. Brown:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K For the Fiscal Year Ended April 30, 2010

Description of the Business, page 4

Competition in Our Markets, page 6

1. In future filings, please disclose the methods of competition in the lower priced segments of the market where you compete with your Mach 2 series. See Item 101(c)(1)(x) of Regulation S-K.

Business Segments, page 7

2. We note your cross-reference to Note 17 for financial and geographic information relating to your business segments; however, Note 17 does not appear to contain information relating to total assets for each business segment. In future filings, please provide all the information required by Item 101(b) of Regulation S-K.

Raw Materials, page 7

3. We note that your statements that "suppliers' ability to provide timely and quality raw materials, components, kits and subassemblies affects [y]our production schedules and contract profitability" and that some of your "business units purchase these items from sole or limited source suppliers." In future filings, please discuss the availability of raw materials. See Item 101(c)(1)(iii) of Regulation S-K.

Legal Proceedings, page 15

4. We note your cross-reference to Note 13 for information relating to legal proceedings; however, we note that Note 13 does not contain all the information required by Item 103 of Regulation S-K. For example, regarding the Crucible Metals' litigation, we note that you did not include the court where the lawsuit was filed, the date the lawsuit was instituted, and a description of the factual basis underlying the proceeding. In future filings, please provide all the information required by Item 103 of Regulation S-K.

Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 15

Securities Authorized for Issuance Under Equity Compensation Plans, page 16

5. In future filings, please place the equity compensation plan information disclosure required by Item 201(d) of Regulation S-K under Item 12 of Form 10-K rather than Item 5 of Form 10-K. For your reference, please see the instructions to Item 12 of Form 10-K and the staff's no-action letter issued to the American Bar Association on January 30, 2004 (http://www.sec.gov/divisions/corpfin/cf-noaction/aba013004.htm).

Management's Discussion and Analysis of Financial Condition . . . . , page 19

Results of Operations, page 23

6. When multiple factors contribute to fluctuations in a single financial statement line item, please try to separately quantify the impact of each factor. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, in the first paragraph on page 24, it is unclear how significantly your gross margin percentage decreased due to lower fixed-cost absorption and inefficiencies due to reduced

production and how significantly the decrease in gross margin percentage was partially offset by cost reduction efforts and streamlining of your manufacturing process. Additionally, it is unclear how your gross margin percentage was impacted by the fact that the Advanced segment sales constituted a higher percentage of total sales. In future filings, please revise your MD&A accordingly to separately quantify the specific reasons for material fluctuations between all periods presented wherever possible.

Controls and Procedures, page 80

Disclosure Controls and Procedures, page 80

7. We note your statement that "[a] control system, no matter how well conceived and operated, can provide only reasonable rather than absolute assurance that the objectives of the control system are met." Please confirm to us supplementally that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level and in future filings please revise your effectiveness conclusion accordingly.

Exhibit Index, page 82

8. We note that you incorporate the Credit Agreement, Exhibit 10.7, and the Second Amended and Restated Credit Agreement, Exhibit 10.11, by reference to the same exhibit, Exhibit 10.1 to your Form 8-K dated June 11, 2009. Since it appears that Exhibit 10.1 to your June 11, 2009 8-K only refers to the Second Amended and Restated Credit Agreement, please revise the incorporation by reference information for Exhibit 10.7 or file the full Credit Agreement, including all schedules and exhibits, in your next Exchange Act filing. Additionally, it does not appear that you filed all the schedules and exhibits to the Second Amended and Restated Credit Agreement when you initially filed it. If these schedules and exhibits have been filed previously, please advise us as to where they are located. Otherwise, in your next Exchange Act filing, please file the full credit agreement, including all schedules and exhibits.

Signatures, page 84

9. In future filings, please arrange for your principal accounting officer or controller to sign the filing in that capacity.

Definitive Proxy Statement on Schedule 14A

Board Leadership, page 7

10. In future filings, please explain why you determined that your current board leadership structure is appropriate. See Item 407(h) of Regulation S-K.

Compensation Discussion and Analysis, page 17

11. In future filings, please discuss what your compensation program is designed to reward. See Item 402(b)(1)(ii) of Regulation S-K.

Base Salaries, page 18

12. We note your disclosure about your benchmarking practices. In future filings, please identify all elements of compensation subject to benchmarking (your current disclosure is limited to base salaries), identify the benchmark for each named executive officer, and disclose where actual payments fell within the targeted parameters for each named executive officer. To the extent actual compensation was outside the targeted range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Short-Term Incentive Plan, page 18

13. Your description of your short-term incentive plan arrangements is too general. The fact that you did not make any payments to named executive officers in this category of compensation in 2010 does not obviate the need to provide a complete description of the arrangements. In future filings, please discuss in greater detail how you determine the amounts to pay each named executive officer under your short-term incentive compensation arrangements. See Item 402(b)(1)(v) of Regulation S-K. Specifically, please specify the percentages of base salary each named executive officer would receive if the performance goal target and maximum levels were achieved. Please also clearly identify the types of financial performance goals and, to the extent payouts were made, the actual target and maximum levels, the actual results achieved, and how you evaluated the actual results achieved against the performance goals to determine the amount of compensation to award to the named executive officers. Refer to Item 402(b)(2)(v) of Regulation S-K. Finally, we note that 20 percent of short-term incentive pay is based on the achievement of individual goals. For each named executive officer, please describe the elements of individual performance and contribution that are taken into account when making this determination. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Long-Term Compensation, page 18

14. Although you provide general disclosure relating to the procedure for determining the amount of securities granted, your disclosure does not convey the reasons why the actual amounts awarded for this form of compensation were appropriate under the circumstances. In future filings, please disclose in more detail how you determine the amounts to pay each named executive officer. See Item 402(b)(1)(v) of Regulation S-K. Specifically, please disclose the target award for each named executive officer and how you determined the amount of the target award. Please disclose whether the target award is related to any specific items of corporate or individual performance and if so, disclose those performance goals at the target and maximum levels, the corresponding payouts to

the named executive officers, the actual results achieved, and how you evaluated the actual results achieved against the performance goals to determine the amount of compensation to award to the named executive officers. Refer to Item 402(b)(2)(v)-(vii) of Regulation S-K. Please also disclose whether any target awards were modified up or down and what elements of past or future individual performance or contribution would lead to a modification. Additionally, please disclose how the determination is made as to when the awards are granted. Refer to Item 402(b)(2)(iv) of Regulation S-K.

Risk Assessment, page 20

15. We note your statement that company management and the compensation committee concluded that none of your compensation programs and plans is likely to have a material adverse effect on the company. Please advise us as to the basis for this conclusion and describe to us in greater detail the process you undertook to reach this conclusion.

Summary Compensation Table, page 21

16. We note that two of your named executive officers received compensation in 2010 described as "Commissions" in the Summary Compensation Table. We note that the form of summary compensation table in Item 402(c) of Regulation S-K does not include a "Commissions" column. Please tell you why you modified the table to include this column and describe for us the authority or guidance on which you relied to make this modification. In addition, please provide us with a materially complete description of the nature of this type of compensation and a materially complete analysis as to how you determined the amounts awarded for 2010. Finally, please tell us why you did not address this compensation in your Compensation Discussion and Analysis disclosure. Refer to Item 402(b)(1)(iii)-(v) of Regulation S-K.

17. We note your disclosure on page 17 that the base salaries for all your executives were reduced by 10 percent in the beginning of May 2009. However, we note that Charles D. Burnham's base salary increased in 2010 and John S. Leness' base salary decreased by less than 10 percent. In view of the company-wide 10% reduction, please provide us with an analysis of the changes to the salaries of these officers.

Potential Payments upon Termination or Change in Control, page 26

18. We note from footnote 11 to the summary compensation table that during fiscal year 2010 you paid Mr. Hohman $250,000 in separation pay. Please tell us why you did not discuss this payment and the attendant separation arrangements in your "Potential Payments upon Termination or Change in Control" disclosure. We direct your attention to the requirements of Item 402(j) of Regulation S-K, particularly Instruction 4.

Certain Relationships and Related Transactions, page 31

19. In future filings, please disclose the standards to be applied pursuant to your related transactions policies and procedures and include a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Kane, staff attorney, at 202-551-3235 or Dieter King, staff attorney, at 202-551-3338 if you have questions.

Sincerely,

Pamela Long
Assistant Director